Exhibit 99.8

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

28 APRIL 2005

Notification has been received today that as at the close of business on 14 April 2005, UBS AG, acting through its business group, UBS AG London Branch, had an interest in 24,828,359 A shares representing 8.03% of the issued A share capital of the Company.

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Contact for queries: Tim Rayner        01925 237071

United Utilities’ A shares and ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.